ASANKO GOLD

TSX | NYSE: AKG

www.asanko.com

PRESS RELEASE

ASANKO GOLD RESULTS OF ANNUAL GENERAL MEETING

Vancouver, British Columbia, June 17, 2016 – Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) announced that all the resolutions put to shareholders at the Company's annual general meeting (the "Meeting") held yesterday were duly passed. The results for each of the matters voted upon at the Meeting are set out below:

Election of Directors

The seven nominees listed in the Company's management information circular dated May 23, 2016, were elected at the Meeting as directors of Asanko.

Director Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Colin Steyn	139,512,674	99.79%	294,323	0.21%
Peter Breese	139,661,074	99.90%	145,923	0.10%
Gordon Fretwell	136,960,207	97.96%	2,846,790	2.04%
Marcel de Groot	137,140,122	98.09%	2,666,875	1.91%
Michael Price	139,619,339	99.87%	187,658	0.13%
William Smart	138,641,549	99.17%	1,165,448	0.83%
Shawn Wallace	138,246,812	98.88%	1,560,185	1.12%

Appointment of Auditor

Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
KPMG LLP	153,004,490	99.82%	273,086	0.18%

Adoption of Shareholder Rights Plan

	Votes For	% Votes For	Votes Against	% Votes Withheld
Shareholder Rights Plan	139,000,146	99.42%	806,851	0.58%

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com